EXHIBIT 99.1

Gildan Activewear Announces Increase of Normal Course Issuer Bid

Montreal, May 29, 2024 - Gildan Activewear Inc. (GIL: TSX and NYSE) is committed to returning capital to shareholders via share buybacks and dividends as a key element of its capital allocation program. As previously indicated, the Company planned on resuming share repurchases following the Annual General Meeting of shareholders which occurred on May 28, 2024. Consequently, Gildan’s newly reconstituted Board of Directors has now approved the resumption of share repurchases and an amended normal course issuer bid (NCIB).

“Given our continued execution of the Gildan Sustainable Growth strategy, our expected strong free cash flow and the strength of our balance sheet, we are eager to resume our share repurchases as we move through 2024,” said Glenn J. Chamandy, President and CEO.

As such, Gildan today announced that it has received approval from the Toronto Stock Exchange (TSX) to amend its current NCIB, which commenced on August 9, 2023, in order to increase the maximum number of common shares that may be repurchased from 8,778,638, or 5% of its issued and outstanding common shares as at July 31, 2023 (the reference date for the NCIB), to 17,124,249 common shares, representing 10% of the public float as at July 31, 2023. No other terms of the NCIB have been amended.

The NCIB, which began August 9, 2023, and will end no later than August 8, 2024, is conducted by means of open market transactions on both the TSX and the New York Stock Exchange (NYSE), or alternative Canadian trading systems, if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by securities regulatory authorities and block purchases of common shares. Under the NCIB, Gildan may purchase up to a maximum of 92,611 common shares daily through the facilities of the TSX, which represents 25% of the average daily trading volume on the TSX for the six months ended July 31, 2023, in addition to purchases made on other exchanges including the NYSE.

The price to be paid by Gildan for any common shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the terms of the order. The actual number of common shares purchased under the NCIB and the timing of such purchases will be at Gildan's discretion and shall be subject to the limitations set out in the TSX Company Manual.

Other than to reflect the increase in the maximum number of common shares that may be repurchased under the NCIB, the automatic securities purchase plan (ASPP) entered into with a designated broker in relation to the NCIB on August 9, 2023 also remains unchanged. The ASPP allows for the purchase of common shares under the NCIB, subject to certain trading parameters, at times when Gildan ordinarily would not be permitted to purchase its common shares due to applicable regulatory restrictions or self-imposed trading black-out periods. Outside of the predetermined black-out periods, common shares may be purchased under the NCIB based on the discretion of the Company’s management, in compliance with TSX rules and applicable securities laws.

During the period from August 9, 2023 to May 29, 2024, Gildan purchased and cancelled a total of 8,611,018 common shares, representing 4.9% of its issued and outstanding common shares and 5.0% of the public float as at July 31, 2023, for a total cost of US$272.5 million. All shares purchased pursuant to the NCIB have been canceled.

Gildan’s management and the Board of Directors believe the repurchase of common shares represents an appropriate use of Gildan’s financial resources and that share repurchases under the NCIB will not preclude Gildan from continuing to pursue organic growth and complementary acquisitions.

Caution Concerning Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, statements relating to potential future purchases by Gildan of its common shares pursuant to the NCIB and ASPP. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “project,” “assume,” “anticipate,” “plan,” “foresee,” “believe,” or “continue,” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments,” and “Risks and uncertainties” sections of the Company’s most recent Management’s Discussion and Analysis for the year ended December 31, 2023 (“FY2023 MD&A”) for a discussion of the various factors that may affect these forward-looking statements. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion or projection in such forward-looking information, include, but are not limited to changes in general economic, financial or geopolitical conditions globally or in one or more of the markets we serve, including the pricing and inflationary environment, and our ability to implement our growth strategies and plans, as well as those factors listed in the FY2023 MD&A under the “Risks and uncertainties” section and “Caution regarding forward-looking statements” sections. These factors may cause the Company’s actual performance in future periods to differ materially from any estimates or projections of future performance expressed or implied by the forward-looking statements included in this press release.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan

Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear and socks, sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms and to global lifestyle brand companies. The Company markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE®, and Peds®.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental, and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company’s long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.

Investor inquiries: Jessy Hayem, CFA Vice-President, Head of Investor Relations (514) 744-8511 jhayem@gildan.com	Media inquiries: Genevieve Gosselin Director, Global Communications and Corporate Marketing (514) 343-8814 communications@gildan.com

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